

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 30, 2015

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Re: Prospect Capital Corporation
        Registration Statement on Form N-2
        File No. 333-206661

Dear Mr. Prins:

        Prospect Capital Corporation (the "Fund") filed a draft shelf registration statement on August 31, 2015 (the "Registration Statement"), under which the Fund may offer up to $5,000,000,000 of shares of its common stock, preferred stock, warrants, subscription rights, debt securities or units (collectively, the "Securities"). The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this Prospectus. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

        Whenever a comment is made in one location, you should consider it applicable to all similar disclosure appearing elsewhere in the registration statement (including all future prospectus supplements). We have the following comments:

General

1. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

2. Please confirm that the Fund does not intend to issue preferred stock within a year from the effective date of the Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

4. The Registration Statement discloses that more than 15% of the Fund's assets are invested in CLO vehicles. Please explain in your response whether the CLO vehicles in

which the Fund invests would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7).

Prospectus Summary

Page 3

5. In the "Our Investment Objectives and Policies" subsection, it is disclosed that the Fund invests "primarily in first and second lien senior loans and mezzanine debt." Please explain if the Fund seeks to achieve a particular allocation among the three categories of debt investments (the Fund's investments in first lien, subordinated secured debt and subordinated unsecured debt is, respectively, 55.1%, 18.8% and 2.2% as of June 30, 2015).

6. The disclosure states that "CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that [the Fund] will invest in are subject to a higher risk of total loss." Is the stated leverage ratio representative of the Fund's investments? Please disclose the range of CLO leverage ratios in the Fund's portfolio.

Page 4

7. Under "Use of Proceeds," the disclosure states that the Fund intends to use the net proceeds from selling securities "initially to maintain balance sheet liquidity, involving repayment of debt under [the Fund's] credit facility, if any, investments in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with [the Fund's] investment objective." We also note that on page 79, the Fund indicates that it "anticipates substantially all of the proceeds…will be used for the above purposes within six months." It is the Staff's view that Section 58 of the 1940 Act requires a business development company to invest all or substantially all of the proceeds from an offering in accordance with its business objective within two years from the month in which funds are received by the registrant. Please confirm that the Fund will comply with the Staff's position and revise the disclosure accordingly.

   Further, please disclose if the Fund intends to use offering proceeds to make distributions to shareholders, which will constitute a return of capital. If so, please explain briefly the tax consequences of returning capital to shareholders.

8. Under "Distributions," it is disclosed that Fund distributions may include a portion that is a "tax-free" return of capital. Please remove the reference to term "tax-free" return, as it is potentially misleading to investors.

Fees and Expenses

Page 6

9. The Fee Table indicates that "Other Expenses" of the Fund have increased. In your response, please explain the reason for the increase.

Risk Factors

Page 10

10. Please include specific risk disclosures regarding the Fund's investments in the "Business Services" industry. In your response, please explain to the Staff how the Fund defines the industry. Furthermore, with respect to the Fund's investments in CLOs, does the Fund have sufficient information regarding the underlying borrowers to determine whether the Fund is concentrated in a particular industry? The Fund cannot ignore CLO investments if it has reason to know the industry classification of the underlying borrowers comprising the CLOs.

11. Please add risk disclosures regarding the Fund's proposed spin-offs of its consumer online lending business, real estate business and structured credit business, including any risks to the Fund if it fails to obtain regulatory approval for the spin-offs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Page 42

12. In the subsection describing the Fund's proposed spin-off transactions, please explain that while the Fund has applied for exemptive relief to authorize the transactions under Section 57(a)(4) of the 1940 Act, there is no guarantee that such relief will be granted.

Please clearly state which of the proposed spin-offs are going to be partial rather than complete divestitures.

Further, please explain in the correspondence filing whether any of the proposed "spin-offs" represent a spin-off of a business as described in ASC 505-620-20? Did the Fund's auditors concur with the assessment?

Page 44

13. The Prospectus includes a chart of the composition of the investment portfolios by type of investment. The percentage noted for the CLO investments does not agree to what is noted as a CLO in the Schedule of Investments. Are there CLOs in the Schedule of Investments that are not identified as a CLO? If so, ensure going forward that each CLO is identified appropriately in the Schedule of Investments as either CLO equity or CLO Debt.

Page 69

14. Under the sub-section titled "Operating Expenses", it is disclosed that the allocation of overhead expenses from Prospect Administration was (in thousands) $21,906, $14,373 and $8,737 for the years ended June 30, 2015, 2014 and 2013, respectively. In your response, please explain the reason for the increasing allocation of administrative expenses to the Fund.

Page 70

15. In the "Net Realized Losses" subsection, the disclosure states that the impairments of several Fund investments were "other-than-temporary." Please explain how the Fund determines than an impairment is "temporary." Please provide your analysis how such treatment is consistent with GAAP.

Business

Page 84

16. In the Senior Securities table, consider disclosing total senior securities and the overall asset coverage ratio by year.

Page 111

17. With respect to the Board's approval of the Investment Advisory Agreement, please revise the disclosure to discuss the specific circumstances of the registrant and how the board evaluated each factor, as conclusory statements or a list of factors are not considered sufficient disclosure. See Item 24 of Form N-2, Instruction 6(f).

Financial Statements

General

18. Prospect Small Business Lending formed on 1/27/14 and is a wholly owned consolidated subsidiary. The Schedule of Investments describes the investment as "Small Business Whole Loan Portfolio" and states that there are 40 small business loans purchased from Direct Capital Corporation and 2306 small business loans purchased from On Deck Capital, Inc. As Prospect Small Business Lending is disclosed as being a wholly owned consolidated subsidiary please explain why the underlying loans are not individually identified in the Schedule of Investments. In addition, please explain why the investment is categorized under Non Controlled/Non Affiliated Investments when this is a wholly owned subsidiary.

19. We note that certain investments are linked to LIBOR rates. Please disclose the specific LIBOR rate (1 month, 3 month, 6 month.)

20. In the Correspondence filing please discuss what the Net Operating Income Interest or Net Revenue Interest lines represent for particular investments.

21. Consider enhancing the Accompany Notes to the Financial Statements in the section for Investment Risk on Page F-42 for investments in CLO Equities. See Notes to the Financial Statements, dated March 31, 2015, for Oxford Lane Capital Corp for an example of this disclosure.

Consolidated Schedule of Investments:

22. In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Fund.

23. Has the Fund performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and registered investment companies ("RICs"). Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

24. In the Footnotes to the Schedule of Investments, include the percentage of non-qualifying assets under Section 55(a) of the 1940 Act. What was the percentage at 6/30/15?

25. With respect to your valuation methodology for debt investments, please explain in your response whether the Fund is in compliance with the principles stated in ASC 820, as approximately 55% of the portfolio is valued at cost. Specifically, ASC 820-10-35-54f states: "The objective is to determine the point within that range that is most representative of fair value under current market conditions. A wide range of fair value estimates may be an indication that further analysis is needed."

26. Provide detail on the valuation of the Edmentum Ultimate Holdings Class A Common Units at 6/30/15. The price per share works out to $17.73 ($6,577,000 / 370,964 shares). TCP Capital owns some of the common shares and is valuing them at $4.26 per share at 6/30/15. Fifth Street Finance placed a value of $1.00 at 6/30/15. In addition, discuss the valuation of the 10% PIK unsecured junior note. The current value is $19,868,000 which represents cost/principal value. In looking at the SOI for New Mountain Finance Corp. they had a similar 10% PIK note that was valued at a significant discount to cost/principal value. Provide detail on how the value of this security was derived.

27. Harbortouch Payments LLC – provide detail on the write-up of the Class C shares from 3/31/15 to 6/30/15 when the valuation more than doubled from $39,372,000 to $80,202,000.

28. Confirm for the Staff in future periodic and annual filings that the Fund will comply with the requirements of Rule 12-14 and (a) List each issue separately and group (1) investments in majority-owned subsidiaries, segregating subsidiaries consolidated; (2) other controlled companies; and (3) other affiliates (b) if during the period there has been any increase or decrease in the amount of investment in and advance to any affiliate, state in a footnote (or if there have been changes to numerous affiliates, in a supplementary schedule) (1) name of each issuer and title of issue or nature of indebtedness; (2) balance at beginning of period; (3) gross additions; (4) gross reductions; (5) balance at close of period as shown in Column E. Include in the footnote or schedule comparable information as to affiliates in which there was an investment at any time during the period even though there was no investment at the close of the period of report.

29. We note that certain investments pay PIK interest. Please confirm that those investment paying PIK interest disclose the current PIK rate along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. Please see the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14.

Statement of Assets and Liabilities:

30. Add a "Commitments and Contingencies" line item to the Statement of Assets and Liabilities along with a parenthetical reference to the specific note to financial statements that include disclosures of commitments and contingencies, such as the valuation note included in the summary of investments. See Article 6-04.15 of Regulation S-X.

31. What is the composition of "Cash and Cash Equivalents" at 6/30/15 ($110,026,000)? If any investments are in money market mutual funds or other investment companies, these investments should be disclosed separately on the Schedule of Investments. Additionally, confirm that any acquired fund fees and expenses ("AFFE") related to these investments is included in the fee table.

Consolidated Statement of Operations:

32. Please explain why the full amount of the overhead allocation of $21.9 million is not reflected on the income statement. Should they be reported on a gross basis?

33. In your response, discuss what the income from Structured Credit Securities represents on the Statement of Operations.

Notes to Consolidated Financial Statements:

34. From Note 3. Portfolio Investments:

    "During the year ended June 30, 2015, the valuation methodology for CCPI Inc. ("CCPI") changed to solely an EV analysis by removing the discounted cash flow used in previous periods. Management adopted this change due to a lack of long-term forecasts for CCPI. As a result of this change, and in recognition of recent company performance and current market conditions, we increased the fair value of our investment in CCPI to $41,352 as of June 30, 2015, a premium of $7,192 to its amortized cost, compared to the $1,443 unrealized depreciation recorded at June 30, 2014."

    How much of the increased fair value was due to the change from a discounted cash flow method to an EV analysis?

35. As of June 30, 2015, the Fund had $88,288,000 in unfunded commitments disclosed. Please disclose each unfunded commitment separately by portfolio company. Please confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting:

    - In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

    - Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation. For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

    - The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements. Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

    - The EP noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.

36. Please represent to us that the Fund: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If

the Fund does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Fund is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Fund has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Fund's most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Fund continues to meet this asset coverage requirement.

37. With respect to Footnote 40, please explain further in correspondence the operations of ACL Loan Holdings, Inc. Include in the discussion the relationship between NPH, NPRC and ACLLH and the reason for the structure of this investment

38. On page F-61 in the paragraph above the summarized financial information for First Tower the disclosure states that you have included the audited financial statements of Harbortouch Payments, LLC as an exhibit to the 10-K. The attached exhibit is actually an unaudited F/S, please explain why the disclosure notes that it is audited. Since the information attached is unaudited does the Fund believe this is misleading to shareholders?

* * * * * *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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Should you have any questions regarding this letter, please contact me at (202) 551-6908 or Sheila Stout at (202) 551-6987.

Sincerely,

Asen Parachkevov
Attorney Adviser

Jeff Long
Staff Accountant

Sheila Stout
Branch Chief